Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Directorate Change
Released	14:00 16-Dec-05

RNS Number:8105V
Wolseley PLC
16 December 2005

Wolseley plc

Board change – appointment of Frank Roach as Chief Executive North America

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, announces that Mr Frank Roach has today been appointed as a Director of the Company. Mr Roach will be responsible for the Group's North American operations with immediate effect and in succession to Chip Hornsby, who will succeed Charlie Banks as Chief Executive Officer with effect from 1 August 2006.

Frank Roach, aged 54, is an American citizen. He joined Ferguson, Wolseley's US plumbing and heating business, in 1976. During his time with Ferguson he undertook a number of operational roles, including branch manager in Richmond, Virginia and vice president of the US mid-Atlantic region. In 2005 he was appointed as senior vice president of the recently created Wolseley North America management team with responsibility for North American business groups. In this role he has played a key part in further developing and expanding the Group's North American businesses including plumbing, waterworks and HVAC (heating, ventilation and air conditioning).

Charlie Banks, Chief Executive Officer of Wolseley said "I am delighted with Frank's appointment. Frank has made a significant impact on Ferguson's and, more recently, the Group's, success in North America over the past 30 years and I am sure he will bring all of that experience to bear in his new role."

John Whybrow, Chairman of Wolseley said "I am delighted that we are able to make another senior appointment from within the organisation and I look forward to Frank's contribution to the deliberations of our Board. This appointment is an integral step in Chip Hornsby's succession as Chief Executive Officer of the Group and will, from early in the New Year, allow Chip the opportunity to spend more time in Europe gaining a deeper understanding of our businesses and, in due course, our investor relations activities."

There are no matters relating to Mr Roach which would require disclosure under Listing Rule 9.6.13.

Further information:

Wolseley plc 0118 929 8700

Guy Stainer
Head of Investor Relations

Penny Studholme
Director of Corporate Communications

Mark White
Group Company Secretary & Counsel

Brunswick

Andrew Fenwick 020 7404 5959

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

- ENDS -

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